Exhibit 3.1

Certificate of Amendment of

Amended and Restated Certificate of Incorporation of

Cardiff Oncology, Inc.

Under Section 242 of the Delaware General Corporation Law

Cardiff Oncology, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”) hereby certifies as follows:

1. The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by changing Paragraph “FOURTH (a)”, so that, as amended, said Paragraph “FOURTH (a)” shall be and read as follows:

FOURTH: (a) The total number of shares of capital stock which this Corporation is authorized to issue is three hundred twenty million (320,000,000) shares, of which:

(i) three hundred million (300,000,000) shares shall be designated as Common Stock, and shall have a par value of $.0001 per share;

(ii) twenty million (20,000,000) shares shall be designated as Preferred Stock, and shall have a par value of $.001 per share; and

2. This Certificate of Amendment was duly adopted in accordance with Section 242 of the General Corporation law of the State of Delaware. The Board of Directors duly adopted resolutions setting forth and declaring advisable this Certificate of Amendment and directed that the proposed amendments be considered by the stockholders of the Corporation. A special meeting of stockholders was duly called upon notice in accordance with Section 222 of the General Corporation law of the State of Delaware and held on October 22, 2026, at which meeting the necessary number of shares were voted in favor of the proposed amendment. The stockholders of the Corporation duly adopted this Certificate of Amendment.

IN WITNESS WHEREOF, I have signed this Certificate this 22nd day of October, 2026

/s/ Mani Mohindru
Mani Mohindru
Chief Executive Officer

-1-